                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



[X] Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         For the period ended December 31, 1999

                                       OR

[ ] Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 NCS HealthCare Employee Savings Plan and Trust

         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                              NCS HealthCare, Inc.
                       3201 Enterprise Parkway, Suite 220
                              Beachwood, Ohio 44122

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       NCS HealthCare Employee
                                       Savings Plan and Trust

Date:    June 28, 2000              By      /s/      Gerald D. Stethem
                                            -----------------------------------
                                            Gerald D. Stethem
                                            Chief Financial Officer

                 NCS HealthCare Employee Savings Plan and Trust

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 1999 and 1998
                      and the Year Ended December 31, 1999


                                TABLE OF CONTENTS


Report of Independent Auditors................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................3
Statement of Changes in Net Assets Available for Benefits.....................4
Notes to Financial Statements.................................................5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)--Schedule of Assets Held for
   Investment Purposes at End of Year.........................................9

                         Report of Independent Auditors


The Trustees
NCS HealthCare Employee Savings Plan and Trust

We have audited the accompanying statements of net assets available for benefits of NCS HealthCare Employee Savings Plan and Trust as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Great-West Life & Annuity Insurance Company, the custodian of the Plan, and the transactions in those assets were excluded from the scope of our audit of the Plan's 1998 financial statements, except for comparing the information provided by the custodian, which is summarized in Note C, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1998. The form and content of the information included in the 1998 financial statements, other than that derived from the information certified by the custodian, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the NCS HealthCare Employee Savings Plan and Trust as of December 31, 1999, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999, was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements for the year ended December 31, 1999 and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP

Cleveland, Ohio
June 22, 2000

                 NCS HealthCare Employee Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                       DECEMBER 31
                                                 1999               1998
                                            ---------------------------------
ASSETS
Investments, at fair value                   $33,990,805        $24,101,110

Contribution receivables
   Employer                                           --             71,429
   Participant                                   307,322            403,481
                                            ---------------------------------
Total receivables                                307,322            474,910
                                            ---------------------------------
Net assets available for benefits            $34,298,127        $24,576,020
                                            =================================


See accompanying notes to financial statements.

                 NCS HealthCare Employee Savings Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1999


ADDITIONS
Investment income:
   Net appreciation in fair value of investments            $ 5,619,731
   Interest and dividends                                         7,519
                                                         -----------------
                                                              5,627,250
Contributions:
   Participants                                               6,661,353
   Employer                                                   1,110,594
   Rollover                                                     911,207
                                                         -----------------
                                                              8,683,154
                                                         -----------------
Total additions                                              14,310,404

DEDUCTIONS
Benefits paid directly to participants                        4,588,297
                                                         -----------------
Total deductions                                              4,588,297
                                                         -----------------
Net increase                                                  9,722,107
Net assets available for benefits
   at beginning of year                                      24,576,020
                                                         -----------------
Net assets available for benefits
   at end of year                                           $34,298,127
                                                         =================


See accompanying notes to financial statements

                 NCS HealthCare Employee Savings Plan and Trust

                          Notes to Financial Statements

                         December 31, 1999 and 1998 and
                          Year Ended December 31, 1999


A.  DESCRIPTION OF THE PLAN

The following description of the NCS HealthCare Employee Savings Plan and Trust (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan available to certain employees of NCS HealthCare, Inc. (the Company and Plan Sponsor) who have completed six months of service, attained the age of 18 and completed a minimum of 500 hours of consecutive service, excluding employees covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan, limited to the maximum permitted by the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. In addition, the Company may make matching and special discretionary contributions to the Plan in an amount to be determined each year by the Company. Special discretionary Company contributions are allocated to those participants who are both employed by the Company at the end of the year and have 1,000 hours of service. Effective January 1, 1999, all matching contributions made by the Company on or subsequent to that date are invested in Company stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings and forfeitures. Allocations of the Company's contributions and Plan earnings are based on the ratio of the participant's account balance in the respective fund to the total fund balance as of the valuation date. Allocation of forfeitures is based on the ratio of the compensation with respect to total compensation for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                 NCS HealthCare Employee Savings Plan and Trust

A.  DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Participants vest in the employer contributions at a rate of 20 percent per year beginning after one year of service, becoming 100 percent vested after five years of service. Participants or their beneficiaries are entitled to receive the vested portion of the participant account balance, upon normal retirement (age 65), death, disability or termination of employment. Upon termination of employment, a participant's nonvested portion of Company contributions and related earnings are forfeited. There were $139,305 and $78,734 of forfeitures available to allocate among the accounts of all eligible participants as of December 31, 1999 and 1998, respectively.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan Administrator. The maximum number of years permitted for repayment is five years, except for loans used for the purchase of a principal residence.

PAYMENT OF BENEFITS/WITHDRAWALS

Upon retirement, death, disability or termination of service, or plan termination, a participant's normal form of benefits is a life annuity or joint and survivor spouse annuity. Optional forms of distribution include one lump-sum payment, installment payments, or other types of annuities. Participants who prove financial hardship may withdraw a portion of their account balance, as determined by the plan administrator.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                 NCS HealthCare Employee Savings Plan and Trust

B.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The insurance company pooled separate accounts are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. The NCS HealthCare, Inc. Common Stock shares are valued at the quoted market price at year-end in an active market. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

ADMINISTRATIVE CHARGES

Great-West Life and Annuity Insurance Company (Great-West) provides certain recordkeeping and other administrative services to the Plan. These services are paid for by the Plan through a daily variable asset charge that reduces the investment income earned by the Great-West accounts. The annualized variable asset charge is equal to 0.25% at December 31, 1999 (0.65% at December 31, 1998) of the fair value of Great-West accounts. The Company pays for those Plan expenses not borne by the Plan.

                 NCS HealthCare Employee Savings Plan and Trust

C.  INVESTMENTS

All investment information related to investments held at December 31, 1998 was obtained or derived from information supplied to the plan administrator and certified as complete and accurate by Great-West Life & Annuity Insurance Company.

During 1999, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                            NET REALIZED
                                                           AND UNREALIZED
                                                            APPRECIATION
                                                         (DEPRECIATION) IN
                                                           FAIR VALUE OF
                                                            INVESTMENTS
                                                       ----------------------

   Common stock                                              $ (538,996)
   Shares of registered investment companies                  6,158,727
                                                         ------------------
                                                             $5,619,731
                                                         ==================

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

                                                                  DECEMBER 31
                                                               1999         1998
                                                          ---------------------------

Great-West pooled separate accounts:
Profile Series I                                            $4,356,003   $3,228,903
American Century - Twentieth Century Ultra Fund
                                                             4,643,965    2,776,669
AIM Constellation Fund                                       2,297,044    1,364,923
Profile Series II                                            4,926,530    3,646,314
Profile Series III                                           1,935,363    1,416,427
Maxim Money Market Portfolio                                        --    1,662,684

                 NCS HealthCare Employee Savings Plan and Trust

D.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                         DECEMBER 31
                                                    1999             1998
                                              -------------------------------
Investments, at fair value:
   NCS Health Care, Inc. common stock             $552,577          $   --
                                              ===============================


                                                  YEAR ENDED
                                                 DECEMBER 31,
                                                     1999
                                                --------------
Change in net assets:
 Contributions                                    $ 938,350
 Net transfers to participant directed funds        153,223
 Net realized and unrealized
   depreciation in fair value                      (538,996)
                                                --------------
                                                  $ 552,577
                                                ==============

E.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 22, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                 NCS HealthCare Employee Savings Plan and Trust

                 NCS HealthCare Employee Savings Plan and Trust

         Employee Identification Number (EIN) 34-1532558 Plan Number 001

               Schedule H, Line 4(i)--Schedule of Assets Held for
                       Investment Purposes at End of Year

                                December 31, 1999


                                                                     NUMBER OF SHARES
                                                                       OR INTEREST                          CURRENT
   IDENTITY                 DESCRIPTION OF INVESTMENTS                     RATE             COST             VALUE
--------------------------------------------------------------------------------------------------------------------------

1ER-AWP        Interest Bearing Cash                                        4.500                             $      41
Great-West     Guaranteed Certificate Funds:
1CGF 36        Guaranteed Certificate Fund due March 31, 2000 *             5.500                                 1,202
1CGF 36        Guaranteed Certificate Fund due June 30, 2000 *              5.100                                 1,750
1CGF 36        Guaranteed Certificate Fund due
                  September 30, 2000*                                       4.850                                 3,771
1CGF 36        Guaranteed Certificate Fund due
                  December 31, 2000 *                                       4.850                                 6,450
1CGF 36        Guaranteed Certificate Fund due March 31, 2001*              4.850                                 2,615
1CGF 36        Guaranteed Certificate Fund due June 30, 2001 *              4.750                                 6,617
1CGF 36        Guaranteed Certificate Fund due September 30, 2001*
                                                                            4.350                                 2,819
1CGF 36        Guaranteed Certificate Fund due
                  December 31, 2001*                                        4.250                                14,035
1CGF 36        Guaranteed Certificate Fund due March 31, 2002*              4.700                                 6,031
1CGF 36        Guaranteed Certificate Fund due June 30, 2002*               5.200                                 3,527
1CGF 36        Guaranteed Certificate Fund due
                  September 30, 2002*                                       5.350                                 3,418
1CGF 36        Guaranteed Certificate Fund due
                  December 31, 2002*                                        5.800                                31,191
1CGF 60        Guaranteed Certificate Fund due
                  December 31, 2001*                                        5.050                                   816
1CGF 60        Guaranteed Certificate Fund due June 30, 2002*               5.750                                   172
1CGF 60        Guaranteed Certificate Fund due
                  September 30, 2002*                                       5.350                                   294
1CGF 60        Guaranteed Certificate Fund due
                  December 31, 2002*                                        5.000                                   587
1CGF 60        Guaranteed Certificate Fund due March 31, 2003*              5.050                                 2,869
1CGF 60        Guaranteed Certificate Fund due June 30, 2003*               4.800                                 1,134

                 NCS HealthCare Employee Savings Plan and Trust

                                                                     NUMBER OF SHARES
                                                                       OR INTEREST                             CURRENT
   IDENTITY                 DESCRIPTION OF INVESTMENTS                     RATE             COST                VALUE
--------------------------------------------------------------------------------------------------------------------------

1CGF 60        Guaranteed Certificate Fund due
                  September 30, 2003*                                       4.600                                   616
1CGF 60        Guaranteed Certificate Fund due
                  December 31, 2003*                                        4.350                                 1,203
1CGF 60        Guaranteed Certificate Fund due March 31, 2004*              4.900                                   653
1CGF 60        Guaranteed Certificate Fund due June 30, 2004*               5.450                                   603
1CGF 60        Guaranteed Certificate Fund due
                  September 30, 2004*                                       5.500                                   664
1CGF 84        Guaranteed Certificate Fund due December 31, 2002            5.000                                 6,153
1CGF 84        Guaranteed Certificate Fund due March 31, 2003*              5.000                                 1,240
1CGF 84        Guaranteed Certificate Fund due March 31, 2003*              5.500                                 4,670
1CGF 84        Guaranteed Certificate Fund due June 30, 2003*               5.650                                   901
1CGF 84        Guaranteed Certificate Fund due
                  September 30, 2003*                                       5.200                                26,640
1CGF 84        Guaranteed Certificate Fund due
                  December 31, 2003*                                        5.750                                 2,042
1CGF 84        Guaranteed Certificate Fund due March 31, 2004*              6.000                                 3,115
1CGF 84        Guaranteed Certificate Fund due June 30, 2004*               5.500                                 3,527
1CGF 84        Guaranteed Certificate Fund due
                  September 30, 2004*                                       5.100                                 1,812
1CGF 84        Guaranteed Certificate Fund due
                  December 31, 2004*                                        5.100                                 5,292
1CGF 84        Guaranteed Certificate Fund due June 30, 2005*               4.850                                 3,116
1CGF 84        Guaranteed Certificate Fund due
                  September 30, 2005*                                       4.750                                 3,102
1CGF 84        Guaranteed Certificate Fund due
                  December 31, 2005*                                        4.500                                 3,082
1CGF 84        Guaranteed Certificate Fund due March 31, 2006*              5.050                                 2,822
1CGF 84        Guaranteed Certificate Fund due June 30, 2006*               5.650                                 2,537
1CGF 84        Guaranteed Certificate Fund due
                  September 30, 2006*                                       5.950                                 2,395
Great-West     Pooled Separate Accounts:
1BIMXBI        Maxim Bond Index *                                           9,087                               115,288
1BIMXLC        Maxim Loomis Sayles Corporate Bond *                        18,029                               282,704
1BIMXUS        Maxim U.S. Government Mortgage Securities                   25,773                               337,327
1BINXDG        Maxim Global Bond *                                          6,909                                75,304
1BSHXST        Maxim Short-Term Maturity *                                  4,915                                61,275
1CMMXMM        Maxim Money Market *                                        97,644                             1,367,739
1ER-STK        NCS HealthCare, Inc. Stock *                               229,643          $1,054,075           552,577
1IEUXIE        Maxim Index Eurporan *                                       6,373                                99,549
1IFSFAO        Fidelity Advisor Overseas *                                 19,471                               380,643
1IFSXIA        Maxim Invesco Adr *                                          4,979                                69,112
1IPAXIP        Maxim Index Pacific *                                       20,382                               254,632

                 NCS HealthCare Employee Savings Plan and Trust

                                                                     NUMBER OF SHARES
                                                                       OR INTEREST                             CURRENT
   IDENTITY                 DESCRIPTION OF INVESTMENTS                     RATE             COST                VALUE
--------------------------------------------------------------------------------------------------------------------------


1IWSPGC        Putnam Global Growth *                                       48,536                            1,476,654
1LBLCHA        Aim Charter *                                                29,434                              908,510
1LBLO15        Orchard Index 500 *                                          33,563                            1,097,419
1LBLXFG        Maxim Founder's Growth and Income *                          15,327                              306,892
1LGRULT        American Century Ultra *                                    134,063                            4,643,965
1LGRWIN        AIM Weingarten *                                             37,507                            1,175,696
1LGRXGI        Maxim Growth Index *                                         38,755                            1,485,452
1LVAFEI        Fidelity Advisor Equity Inc. *                               23,028                              432,791
1LVAFGO        Fidelity Advisor Growth Opportunities *                      51,662                            1,119,796
1LVAPGI        Putnam Fund For Growth and Income *                          44,745                            1,006,406
1LVAXVI        Maxim Value Index *                                          23,601                              629,025
1MGRCON        AIM Constellation *                                          78,007                            2,297,044
1MGRXTM        Maxim T. Rowe Price Mid-Cap Growth *                         24,214                              406,294
1PBAXP1        Profile Series I *                                          165,730                            4,356,003
1PBAXP2        Profile Series II *                                         213,868                            4,926,530
1PBAXP3        Profile Series III *                                         96,412                            1,935,363
1PBAXP4        Profile Series IV *                                          26,537                              460,601
1PBAXP5        Profile Series V *                                            9,852                              148,734
1SBLO16        Orchard Index 600 *                                          13,471                              251,980
1SGRLDG        Lord Abbett Developing Growth *                               4,922                               68,207
1SVAXAS        Maxim Ariel Small-Cap Value *                                 5,589                               95,556
1SVAXLS        Maxim Loomis Sayles Small-Cap Value *                        21,303                              419,589
                                                                                                          ----------------
                                                                                                             33,410,181
               Participant Loans *                                  8.0% to 9.75%,
                                                                    with maturity
                                                                    dates through 2019
                                                                                                                580,624
                                                                                                          ----------------
                                                                                                            $33,990,805
                                                                                                          ================


* Indicates party-in-interest to the Plan.